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ALLIANCE ATLANTIS COMMUNICATIONS INC.

ANNUAL MEETING OF SHAREHOLDERS
SEPTEMBER 24, 2003

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

        The information contained in this management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders (the "Meeting") of Alliance Atlantis Communications Inc. (the "Corporation") to be held on Wednesday, the 24th day of September, 2003 at 10:00 a.m. Toronto time at The Design Exchange, 234 Bay Street, Toronto, Ontario, Canada, and at all adjournments of the Meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation and the total cost of the solicitation will be borne by the Corporation. The information contained in this Circular is given as at July 28, 2003, except where otherwise noted.

Availability of Documents

        Copies of the Corporation's latest annual information form (together with the documents incorporated therein by reference), the consolidated balance sheets at March 31, 2003 and 2002 and consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended March 31, 2003 (the "2003 Financial Statements") together with the report of the auditors thereon, management's discussion and analysis of the Corporation's financial condition and results of operations for the fiscal years ended March 31, 2003, 2002 and 2001, the interim financial statements of the Corporation for periods subsequent to the end of the Corporation's fiscal year ended March 31, 2003, and this Circular are available upon request and without charge to the security holders of the Corporation from the Corporate Secretary of the Corporation.

Appointment of Proxies

        The persons named in the enclosed form of proxy are representatives of management of the Corporation and are directors and officers of the Corporation. Only holders of Class A Voting Shares ("Class A Shares") are entitled to vote at the Meeting. Holders of Class A Shares who wish to appoint some other person to represent such shareholder at the Meeting may do so by inserting such person's name in the blank space provided in the relevant form of proxy. Such other person need not be a shareholder of the Corporation.

        To be valid, proxies must be deposited with Computershare Trust Company of Canada at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, Canada, not later than 5.00 p.m. on September 22, 2003 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting. If you have any questions with respect to your proxy and you are a registered shareholder, you may e-mail your questions to Computershare Trust Company of Canada at caregistryinfo@computershare.com.

Form of Proxy for Class A Shareholders

        The form of proxy forwarded to holders of Class A Shares affords the shareholder the opportunity to specify whether the Class A Shares registered in the shareholder's name will be:

  (a)
  voted or withheld from voting in respect of the election of directors; and

  (b)
  voted or withheld from voting in respect of the appointment of auditors at a remuneration to be fixed by the directors.

Attendance and Voting

        Only registered holders of Class A Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend, speak at and vote on all matters that may properly come before the Meeting. Each Class A Share entitles the holder to one vote for each Class A Share held. Registered holders of the Corporation's Class B Shares (the "Class B Shares") are permitted solely to attend and speak at the Meeting.

Non-Registered Holders

        In many cases, Class A Shares and Class B Shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (b)
  in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

        In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the notice of meeting, this Circular, the form of proxy for Class A Share holders and the Corporation's annual report containing the 2003 Financial Statements (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

        Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as ADP Independent Investor Communications Corporation) to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders of Class A Shares who have not waived the right to receive meeting materials will either:

  (a)
  be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, Canada, as described above; or

  (b)
  more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder of Class A Shares in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

        The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Please note that holders of Class B Shares are permitted only to attend and speak at the Meeting, but may not vote in respect of any resolution. Should a Non-Registered Holder of Class A Shares who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders of Class A Shares should carefully follow the instructions of their Intermediaries and their service companies.

Revocation

        A registered shareholder who has given a proxy may revoke the proxy:

  (a)
  by completing and signing a proxy bearing a later date and depositing it with Computershare Trust Company of Canada as described above; or

  (b)
  by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing:

  (i)
  at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or

  (ii)
  with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

  (c)
  in any other manner permitted by law.

        A Non-Registered Holder of Class A Shares may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

        The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such direction, such shares will be voted by the management representatives:

  (a)
  FOR the election of the nominated slate of directors; and

  (b)
  FOR the appointment of PricewaterhouseCoopers LLP as auditors and to authorize the directors to fix their remuneration;

        The enclosed forms of proxy confer discretionary authority upon the management representatives with respect to amendments to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments or other matters.

VOTING SHARES

        On July 28, 2003, the Corporation had outstanding 3,778,612 Class A Shares and 38,997,252 Class B Shares. Each holder of Class A Shares of record at the close of business on July 28, 2003, the record date (the "Record Date") established for notice of the Meeting and for voting in respect of the Meeting will be entitled to one vote for each Class A Share held on all matters proposed to come before the Meeting. Holders of Class B Shares may attend and speak at the Meeting, but may not vote in respect of any of the matters to come before the Meeting.

AUTHORIZED CAPITAL

        The authorized capital of the Corporation consists of an unlimited number of Class A Shares and an unlimited number of Class B Shares. Formerly, the Corporation was authorized to issue 1,855,662 preferred shares, 275,000 Class C Shares (the "Class C Shares") and one Class D Special Non-Voting Share (the "Class D Share"). The preferred shares were issued on September 21, 1998 and redeemed in September of 1999. On September 21, 2001, in accordance with the conditions attaching to the Class C Shares, all Class C Shares which remained outstanding were automatically converted into Class B Shares on the basis of 20 Class B Shares for each Class C Share. The Class D Share was issued in September 1999 and converted into one Class B Share in January 2001. No further preferred shares, Class C Shares or Class D Shares are authorized.

DESCRIPTION OF THE CORPORATION'S SHARE CAPITAL

Class A Shares and Class B Shares

        Voting Rights — The Class A Shares entitle the holders thereof to one vote per share. The Class B Shares do not entitle the holders thereof to any votes at meetings of shareholders of the Corporation, subject to the condition that the Class B Shares entitle the holders thereof to one vote per share on any vote in respect of the liquidation, dissolution or winding-up of the Corporation or the sale, lease or exchange of all or substantially all of its property and as otherwise provided by law.

        Payment of Dividends — The holders of Class A Shares and Class B Shares participate equally with each other in respect of the payment of dividends, including the amount per share of the dividend.

        Distribution of Assets — The Class A Shares and Class B Shares rank equally with each other in respect of the return of capital in the event of the liquidation, dissolution or other distribution of assets of the Corporation for the purpose of winding up its affairs.

        Preservation of Rights — If either of the Class A Shares or Class B Shares are subdivided, consolidated, reclassified or otherwise changed, appropriate adjustments shall be made at the same time to the rights attaching to the shares of the other class to ensure the preservation of the rights of each class in relation to those of the other.

        Conversion Rights — Each Class A Share is convertible at any time, at the holder's option, into one fully paid and non-assessable Class B Share.

        If an offer (the "Offer") is made to purchase Class A Shares and the Offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Class A Shares are then listed, be made to all or substantially all of the holders of Class A Shares in a province of Canada to which the requirement applies, each Class B Share will become convertible at the option of the holder, at any time commencing eight days after the Offer is made and ending at the expiration of the Offer, into one Class A Share. The conversion right may be exercised only for the purpose of depositing the resulting Class A Shares in response to the Offer and the transfer agent of the Corporation (the "Transfer Agent") will deposit the resulting Class A Shares on behalf of the shareholder. No share certificates representing the Class A Shares will be delivered to the shareholder.

        If

  (a)
  Class A Shares resulting from the conversion and deposited pursuant to the Offer are withdrawn by the shareholder or are not taken up by the offeror, or

  (b)
  the Offer is abandoned or withdrawn by the offeror,

the Class A Shares will be re-converted into Class B Shares and a share certificate representing the Class B Shares will be sent to the Shareholder by the Transfer Agent.

        If the offeror takes up and pays for the Class A Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

        There is no right to convert the Class B Shares into Class A Shares in the following cases:

  (a)
  the Offer is not required under applicable securities legislation or the rules of a stock exchange on which the Class A Shares are then listed to be made to all or substantially all holders of Class A Shares who are resident in a province of Canada to which the legislation applies (that is, the Offer is an "exempt take-over bid" within the meaning of the said securities legislation);

  (b)
  an offer to purchase Class B Shares is made concurrently with the Offer and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects. The offer to purchase the Class B Shares must be unconditional, subject to the exception that the offer for the Class B Shares may contain a condition to the effect that the offeror not be required to take up and pay for Class B Shares tendered in response to the offer if no Class A Shares are purchased pursuant to the Offer; or

  (c)
  holders of Class A Shares representing, in the aggregate, more than 50% of the outstanding Class A Shares (excluding shares owned immediately prior to the Offer by the offeror and any party acting jointly or in concert with the offeror, as defined in the relevant securities legislation) certify to the Transfer Agent and to the Corporate Secretary that they will not tender any shares in response to the Offer and such certificate is not withdrawn during the offer period.

        Each Class B Share will be automatically converted into one Class A Share in the event that the Chairman of the Board of the Corporation fails to deliver to the Transfer Agent, within 140 days of the end of the immediately preceding fiscal year of the Corporation, a certificate, signed by the Chairman of the Board, that an independent committee of the Board of Directors of the Corporation has determined that it continues to be necessary for the Corporation to be Canadian controlled, or that there be limitations on the number of shares held by non-Canadians, for the purposes of determining the eligibility of the Corporation for financial incentives or assistance or licences from any Canadian federal or provincial government or agency or for any other regulatory purpose. Such certificate has been delivered to the Transfer Agent in respect of the fiscal year ended March 31, 2003.

Ownership and Transfer Restrictions

        Applicable laws and the nature of the Corporation's business require that it ensure that the level of non-Canadian ownership be monitored and limited. Accordingly, the articles of the Corporation contain a provision which permits the Corporation to prohibit the issuance or transfer of its shares to any person who is not a "Canadian" (within the meaning of any applicable statute, regulation, guideline or policy) if the issue or transfer would cause the Corporation to cease to be qualified to carry on any relevant business. The current limit on non-Canadian ownership of the Corporation's shares in the aggregate is shares representing not more than 33 1/3% of all issued and outstanding voting shares and not more than 33 1/3% of the votes attached to all issued and outstanding voting shares.

        Before an issue or transfer of shares is recorded in the register of the Corporation's shareholders, the purchaser or transferee, as the case may be, may be required to submit to the Corporation or its agents a declaration as to the purchaser's or transferee's beneficial ownership of shares of the Corporation, its citizenship and such other matters as the Board of Directors of the Corporation may deem relevant in order to determine whether the registration of the purchaser or transferee should be prohibited. Such a declaration may also be required at any time when proxies are being solicited from shareholders, before or at any meeting of shareholders or at any time when, in the opinion of the directors of the Corporation, the holding of shares by any non-Canadian person should be prohibited. The Corporation's shareholders are, therefore, restricted from selling their shares to non-Canadians to the extent that the resulting holdings would result in a breach of these restrictions. In addition, the directors of the Corporation may refuse to register a transfer of any shares of the Corporation if such transfer could require the prior approval of the Canadian Radio-television and Telecommunications Commission or any other governmental body or authority having or purporting to have jurisdiction.

        Each year the Executive Committee of the Board of Directors must advise the Chief Executive Officer, within 140 days of the fiscal year end, that it is necessary or advisable that the Corporation be Canadian-controlled. If the Executive Committee should not so advise, the Class B Shares of the Corporation are to be automatically converted into Class A Shares. On June 20, 2003, the Executive Committee advised the Chief Executive Officer that (principally in connection with the ownership of interests in broadcast licenses and access to industry incentive programs) it is necessary, or advisable for the Corporation to be Canadian-controlled.

COMPENSATION PLANS

Share Compensation Plan

        The Alliance Atlantis Share Compensation Plan (the "Plan") is comprised of both a share option plan (the "Share Option Plan") and a share purchase plan (the "Share Purchase Plan") and was approved by shareholders of the Corporation on September 16, 1998. The maximum number of Class B Shares issuable under the Plan is 4,500,000 (the "Maximum Pool") of which a maximum of 100,000 are issuable from treasury under the Share Purchase Plan. During fiscal 2003, the Share Option Plan was amended to provide that notwithstanding any other provision in the Share Option Plan, the aggregate number of Class B Shares available for issuance under the Share Option Plan, together with the total number of shares issuable under all other share option plans of the Corporation (described below) shall at no time exceed 9.9% of all of the total shares outstanding from time to time.

        As at July 28, 2003 there were outstanding 2,464,500 options to acquire Class B Shares at exercise prices ranging from $11.95 to $27.50.

Share Option Plan

        The Share Option Plan is designed to provide incentives to directors, management, and key employees of the Corporation and its affiliates and to permit these persons to participate in the growth and success of the Corporation. Options to purchase Class B Shares may be granted from time to time by the Board of Directors of the Corporation at an exercise price determined by them, which in no case will be less than that required by any applicable regulatory authority. The maximum number of Class B Shares available for issuance to any one person under the Share Option Plan is 5% of the Class B Shares outstanding at the time of the grant. Under the Share Option Plan, at no time may the aggregate number of issued and outstanding options held by the Directors of the Corporation exceed 9.9% of the Maximum Pool. Since July 19, 2000, Michael I.M. MacMillan, Seaton S. McLean, Edward A. Riley and Peter A. Sussman have not been eligible for grants of additional options under the Share Option Plan (they hold options granted under the Share Option Plan previously). Options granted under the Share Option Plan are non-transferable other than in accordance with the Share Option Plan and must be exercised no later than ten years after the date of the grant (or any lesser period as determined by the Board of Directors of the Corporation).

        In addition to the Share Option Plan, the Corporation has in place certain other stock option plans related to acquired or predecessor companies (the "Former Plans"). Options granted under the Former Plans were converted to options to acquire shares of the Corporation. As at July 28, 2003, under the Former Plans, there were outstanding 8,760 options to acquire Class A Shares at an exercise price of $14.25 and 162,679 options to acquire Class B Shares at exercise prices ranging from $6.49 to $16.50.

Share Purchase Plan

        The Share Purchase Plan is designed to provide directors, management and employees with a financial incentive to achieve the Corporation's long-term objectives. The Share Purchase Plan provides that no more than an aggregate of 5% of Class B Shares outstanding at the time of the purchase may be purchased by any one person. Under the Share Purchase Plan, each eligible person may purchase that number of Class B Shares as has a purchase price equal to or less than 10% of the person's annual salary for the year in which the purchase is made at an exercise price determined by the Board of Directors which in all cases will not be less than that required by any applicable regulatory authority. Class B Shares may be purchased under the Share Purchase Plan for cash or on a payroll deduction basis with payments spread over a maximum one-year period. The Corporation may, at its option, cause Class B Shares to be purchased in the market to satisfy the purchase rights rather than issuing shares from treasury.

Alliance Atlantis Alternate Compensation Plan

        On September 16, 1998, the shareholders of the Corporation approved the Alliance Atlantis Alternate Compensation Plan. The Alliance Atlantis Alternate Compensation Plan allows the Corporation to meet its payment obligations to its directors for directors' fees and to pay certain performance bonus obligations to its employees, in both cases including its executive officers, through the issuance of Class B Shares. The maximum number of treasury Class B Shares issuable under this plan is 150,000, of which 13,538 had been issued as of July 28, 2003.

Deferred Share Unit Plan

        In addition to the Alliance Atlantis Alternate Compensation Plan, on May 26, 1999, the Board of Directors approved a Deferred Share Unit Plan (the "DSU Plan") to be effective as of May 31, 1999. The purpose of the DSU Plan is to promote a greater alignment of interests between the directors and senior officers of the Corporation and the shareholders of the Corporation. The DSU Plan is administered by the Corporate Governance and Human Resources Committee. Under the DSU Plan, any director or senior officer of the Corporation may elect to have any amounts payable to that person (including directors' fees, annual salary and bonus) by the Corporation paid in the form of deferred share units ("DSUs"). Any DSUs are credited to an account maintained for the participant by the Corporation. The number of DSUs received by a participant is determined by dividing the amount of the remuneration to be paid in the form of deferred share units on that date (the "Purchase Date") by the fair market value of the Corporation's Class B Shares on the Purchase Date. Upon the termination of a participant's service, a participant may receive, at his or her election, but subject to the discretion of the Governance Committee:

  (a)
  cash equal to the number of DSUs credited to the participant's account multiplied by the fair market value of the Class B Shares on the date the notice of redemption is filed by the participant; or

  (b)
  that number of Class B Shares equal to the amount described in (a) divided by the fair market value of the Class B Shares on the Purchase Date. Such Class B Shares will be purchased by the Corporation in the public market.

        For the fiscal year ended March 31, 2003, all of the Corporation's directors elected to receive all or a significant portion of their director's fees in the form of DSUs. As at July 28, 2003, 54,921 DSUs had been issued.

Equity Ownership Policy

        In 2001, the Board approved an equity ownership policy (the "Equity Ownership Policy") that applies to the Directors of the Corporation. The Equity Ownership Policy requires that, no later than the third anniversary of each Director joining the Board, he or she must have acquired equity securities of the Corporation, including DSUs, with a cost equal to three times the Director's annual Board retainer.

PRINCIPAL HOLDERS OF VOTING SECURITIES

        As at July 28, 2003, to the knowledge of the directors and officers of the Corporation, the only persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting are indicated below. The number and class of securities indicated have been provided by the holders thereof and have not been independently verified by the Corporation.

	Class A Shares (% of Class)
Name

Michael I.M. MacMillan, Peter A. Sussman,	2,789,749
Seaton S. McLean and Edward A. Riley(1)	(73.83%	)
Kinowelt Medien AG	479,842
	(12.70%	)

Note:

(1)
Atcan Investments (1998) Inc. and Stampco Holdings Inc. own a total of 2,493,749 Class A Shares and are controlled by Michael I.M. MacMillan, Peter A. Sussman, Seaton S. McLean and Edward A. Riley who also own an additional 296,000 Class A Shares.

ELECTION OF DIRECTORS

        The articles of the Corporation stipulate that the Board of Directors shall consist of a minimum of ten directors and a maximum of 20. The term of office of each director expires at the Meeting. The Board of Directors has determined that the number of directors to be elected at the Meeting is ten (see "TSX Guidelines" — item 7). The directors of the Corporation may fill vacancies resulting from the death, resignation or retirement of directors. In addition, the Board of Directors is authorized to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of additional directors so appointed cannot exceed one-third of the number of directors elected at the previous annual meeting of shareholders. The management representatives designated in the enclosed form of proxy intend to vote for the election of directors of the proposed nominees whose names are set out below. All such nominees are now directors and have been directors since the dates indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the designated management representatives reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed.

        The following table states the name of each person proposed to be nominated for election as a director, the date the person first became a director of the Corporation, that person's membership on board committees, the person's attendance at Board and committee meetings, and the number of Class A Shares, Class B Shares and DSUs of the Corporation beneficially owned or over which control or direction was exercised by that person as of July 28, 2003.

        The Corporation has an Audit Committee, an Executive Committee, and a Corporate Governance and Human Resources Committee (the "Governance Committee"). The members of these committees as at July 28, 2003 are indicated below. The Corporation's Board of Directors met seven times in fiscal 2003. The Audit Committee met seven times. The Executive Committee met five times. The Governance Committee met six times.

Number of Meetings Attended
Nominee for Election as Director(1)
		Director Since	Shareholdings	Board	Committees

[PHOTO]	ANTHONY F. GRIFFITHS(2)	January 1996	10,052 Class B Shares 7,120 DSU	6 of 7	7 of 7 AC(3) 5 of 5 EC(3)

Anthony F. Griffiths resides in Toronto, Ontario. Since 1993, Mr. Griffiths has been associated with various companies acting as an independent consultant. Mr. Griffiths is the Chairman of the Board of Directors of Russel Metals Inc. and Slater Steel Inc. Mr. Griffiths is also a director of ShawCor Ltd., Vitran Corporation, Fairfax Financial Holdings Limited, IMI International Medical Innovations Inc., Hub International Limited, Trojan Technologies Inc., Odyssey Re Holdings Corp. and Counsel Corporation. Formerly, Mr. Griffiths was President and Chief Executive Officer of Jonlab Investments, Chairman and Chief Executive Officer of Canadian Cablesystems Ltd. and Chairman, President and Chief Executive Officer of Mitel Corp.
[PHOTO]	PIERRE DESROCHES	September 1995	100 Class A Shares 2,494 Class B Shares 4,037 DSU	7 of 7	6 of 6 CG(3)

Pierre DesRoches resides in Saint Lambert, Quebec. Mr. DesRoches is a business consultant to the communications industry. Over the last several years he has provided advice to the Department of Canadian Heritage, the Canadian Broadcasting Corporation and the Société des entreprises culturelles de Québec. Formerly, Mr. DesRoches was the Executive Director of Telefilm Canada, the Executive Vice President of the Canadian Broadcasting Corporation, the President of the North American National Broadcasters Association and the President of the French speaking community of public broadcasters. Mr. DesRoches has been a director of Telesat Canada, the Montreal Opera Company and the Banff Television Festival. He has been honoured by the French government who named him officier of l'Ordre des arts et des lettres de France.

[PHOTO]	HAROLD P. GORDON, QC	December 1992	6,760 Class A Shares 3,692 Class B Shares 7,120 DSU	7 of 7	5 of 5 EC 6 of 6 CG

Harold P. Gordon resides in Sunny Isles, Florida. In November 2001, Mr. Gordon was appointed Chairman of the Board of Directors of Dundee Bancorp Inc. Mr. Gordon has previously worked as a special assistant to a Minister of the Federal Government of Canada, was a managing partner of Stikeman Elliott LLP during his 28-year career as a practicing lawyer and was most recently Vice Chairman of Hasbro Inc. Mr. Gordon serves as a director of Dundee Bancorp Inc., Transcontinental Limited, Dorel Industries Limited, Sonomax Hearing Health Care Inc. and is Chairman of the Sauve Scholars Foundation.
[PHOTO]	ELLIS JACOB	December 1992	633 Class B Shares 6,057 DSU	7 of 7	7 of 7 AC

Ellis Jacob resides in Toronto, Ontario. Mr. Jacob is the Chief Executive Officer and co-founder of Galaxy Entertainment Inc., a motion picture exhibition chain specializing in smaller Canadian markets. Galaxy was formed in the summer of 1999 and is now the third largest motion picture exhibitor in Canada. From September 1998 to October 2000, Mr. Jacob was a consultant to Alliance Atlantis Communications Inc. and prior to September 1998, Mr. Jacob was the Executive Vice President and Chief Operating Officer of Cineplex Odeon. Mr. Jacob also serves on various charitable boards and committees.
[PHOTO]	ALLEN KARP, QC	March 1992	4,784 Class B Shares 7,120 DSU	7 of 7	5 of 5 EC 6 of 6 CG

Allen Karp resides in Toronto, Ontario. Mr. Karp is the Chairman of Cineplex Odeon Corporation. Mr. Karp is a member of the Board of Directors of Cineplex Odeon Corporation, SMK Speedy International Inc. and Teknion Corporation. Mr. Karp is also the Chairman of the Toronto International Film Festival/Cinémathèque Ontario and is a director of the Canadian Film Centre, the Motion Picture Pioneers and the Council for Canadian Unity. Formerly, Mr. Karp was a senior legal advisor to many Canadian and U.S. corporations.
[PHOTO]	DAVID J. KASSIE	December 1992	718 Class B Shares 5,948 DSU	2 of 7	4 of 7 AC

David J. Kassie resides in Toronto, Ontario. Mr. Kassie is the Chairman and Chief Executive Officer of CIBC World Markets and the Vice Chairman of CIBC. Mr. Kassie has extensive experience as an advisor, underwriter and principal. He sits on a number of Boards of Directors including Roots Canada Ltd. Mr. Kassie is actively involved in community and charitable organizations and is on the Board of Directors of the Hospital for Sick Children, the Shoah Foundation and Women in Capital Markets. Mr. Kassie is the Chairman of the University of Guelph Campaign and an Advisory Board Member of the Ivey School of Business.
[PHOTO]	MICHAEL I.M. MACMILLAN(4)	June 1989	2,641,749 Class A Shares 27,889 Class B Shares	7 of 7	5 of 5 EC

Michael I.M. MacMillan resides in Toronto, Ontario. Mr. MacMillan is the Chairman and Chief Executive Officer of Alliance Atlantis Communications Inc. Mr. MacMillan also is a member of the Board of Directors of Galaxy Entertainment Inc. Mr. MacMillan has served on various corporate boards and has been involved with a variety of charitable and community organizations. He is currently on the board of the Canadian Club of Toronto, the Toronto International Film Festival and is a Governor of Upper Canada College.

[PHOTO]	DR. MARGOT NORTHEY	September 2001	2,217 DSU	6 of 7	3 of 3 AC(5)

Dr. Margot Northey resides in Victoria, British Columbia. Dr. Northey was a Professor and Dean of Queen's School of Business at Queen's University in Kingston, Ontario from September 1995 to June 2002. Dr. Northey is the author of several best-selling books on communications and she has consulted with organizations from coast to coast. Dr. Northey is currently on the Board of Directors of Stressgen Biotechnologies, Wawanesa Insurance Company, Nexfor Inc. and Aliant Inc. Dr. Northey has been a Vice President of the International Association of Business Communicators and a Director of the Association to Advance Collegiate Schools of Business. Dr. Northey has also served on the selection committee for the CEO of the Year Award and for the Ontario Rhodes Scholarships.
[PHOTO]	BARRY J. REITER	September 1993	1 Class A Share 11,452 Class B Shares 8,183 DSU	7 of 7	5 of 5 EC 6 of 6 CG

Barry J. Reiter resides in Toronto, Ontario. Mr. Reiter is a member of the Executive Committee, Chairman of the Technology Group and a partner of Torys LLP, a law firm based in New York and Toronto. Mr. Reiter is the Chairman of the Board of Directors of Algorithmics Inc. and a director of Avotus Corporation, Eco Waste Solutions Inc., RBC Technology Ventures Inc. and 724 Solutions Inc., as well as being a member of the Advisory Board of the Centre for Innovation Law and Policy.
[PHOTO]	DONALD R. SOBEY	September 1996	159,316 Class A Shares 3,044 Class B Shares 7,120 DSU	6 of 7	7 of 7 AC

Donald R. Sobey resides in Stellarton, Nova Scotia. Mr. Sobey is the Chairman of Empire Company Limited. Mr. Sobey sits on numerous Boards of Directors including Sobeys Inc., Atlantic Shopping Centres Limited, High Liner Foods Inc., Toronto-Dominion Bank, Stora Enso Port Hawkesbury and World Wildlife Fund. Mr. Sobey is also the Chair of the National Gallery of Canada.

(1)
Each of the directors have held the principal occupations listed below for the preceding five years except where otherwise noted.

(2)
Effective November 22, 2002, Mr. Griffiths was appointed Lead Director of the Board. See "Lead Director".

(3)
AC means Audit Committee; CG means Corporate Governance and Human Resources Committee; and EC means Executive Committee.

(4)
Mr. MacMillan owns 74,000 Class A Shares directly and controls 2,641,749 Class A Shares indirectly. See "Principal Holders of Voting Securities".

(5)
Ms. Northey became a member of the Audit Committee in September 2003, subsequent to the first four meetings.

APPOINTMENT OF AUDITORS

        The management representatives designated in the enclosed form of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of the Corporation for more than five years.

        For fiscal 2003, fees for audit and audit related services provided by the auditors for the Corporation and its subsidiaries were $1,995,790 as compared to $1,616,110 in fiscal 2002. Non-audit fees paid to the auditors relating to tax planning and compliance, internal control, risk management and other advisory services were $275,118 in fiscal 2003 and $470,530 in fiscal 2002.

INFORMATION REGARDING THE CORPORATION

Compensation of Executive Officers

        Compensation of the Corporation's executive officers and senior management ("executives") consists of three elements:

  •
  base salaries;

  •
  bonuses under the Corporation's short term incentive program; and

  •
  share options under the Corporation's Share Compensation Plan, except in the case of Messrs. MacMillan, McLean, Riley and Sussman who participate in long-term incentive plans.

        See "Long-Term Incentive Plans" and "Report On Executive Compensation".

        The tables and related narrative below present information about compensation of the Corporation's "Named Executive Officers". Securities legislation provides that the Named Executive Officers are determined on the basis of the total cash compensation (salary and bonus earned in fiscal 2003).

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards			Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Options/ Stock Appreciation Rights Granted (#)		Restricted Shares or Restricted Share Units ($)	LTIP Payouts(2) ($)	All Other Compensation ($)

Michael I.M. MacMillan Chairman & CEO	2003 2002 2001	650,000 650,000 650,000	487,500 595,000 487,250	101,000 101,000 101,000	Nil Nil Nil		N/A N/A N/A	203,125 406,250 812,500	Nil Nil Nil

W. Judson Martin(3) Senior Executive Vice President & CFO	2003 2002 2001	450,000 450,000 425,000	225,000 325,000 212,500	— — —	200,000 75,000 100,000	(5) (4) (4)	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Phyllis N. Yaffe CEO, Broadcast Group	2003 2002 2001	450,000 450,000 425,000	225,000 305,000 212,500	— — —	50,000 75,000 Nil		N/A N/A N/A	N/A N/A N/A	Nil 1,499,448 Nil	(6)

Victor Loewy CEO, Motion Picture Distribution Group	2003 2002 2001	600,000 600,000 600,000	1,546,000 1,475,000 730,161	— — —	Nil 100,000 Nil		N/A N/A N/A	N/A N/A N/A	Nil 1,250,000 Nil	(7)

Peter A. Sussman CEO, Entertainment Group	2003(8) 2002 2001	775,000 785,000 750,000	345,000 392,500 375,000	154,617 156,612 132,755	Nil Nil Nil		N/A N/A N/A	62,500 125,000 250,000	Nil Nil Nil

Notes:

(1)
The value of perquisites and benefits for each Named Executive Officer, unless otherwise specified, is less than the lesser of $50,000 and 10% of that person's total annual base compensation and bonuses.

(2)
Effective April 1, 2000, the Corporation implemented a long-term incentive plan for Michael I.M. MacMillan, Peter A. Sussman, and certain other individuals. This plan expired on March 31, 2003. See "Report on Executive Compensation" and "Employment Contracts".

(3)
Mr. Martin resigned as Executive Vice President and CFO on November 1, 2002 and was appointed Senior Executive Vice President and CFO effective March 2, 2003.

(4)
These options were cancelled subsequent to Mr. Martin's resignation in November 2002.

(5)
These options were granted upon Mr. Martin's reappointment in March 2003.

(6)
This amount reflects consideration paid by the Corporation to reacquire an option to purchase a 1% interest in History Television Inc. from Ms. Yaffe.

(7)
This amount reflects a contractual completion bonus.

(8)
Mr. Sussman's compensation for fiscal 2003 reflects amounts paid in United States dollars converted at a rate of 1.55 Canadian dollars for each United States dollar (the 12 month average exchange rate in 2003) except for the bonus amount which was converted using the exchange rate on July 28, 2003 of 1.38 Canadian dollars for each United States dollar. Mr. Sussman's salary, bonus and other compensation for fiscal 2003 were US$500,000, US$250,000 and US$99,753 respectively. Mr. Sussman's LTIP compensation of $62,500 was paid in Canadian dollars in accordance with the LTIP plan.

LONG-TERM INCENTIVE PLANS

        The Corporation's most recent long-term incentive plan (the "Long-Term Incentive Plan") had a cycle of three fiscal years that terminated on March 31, 2003. Payouts under the Long-Term Incentive Plan were based on a percentage of each participant's (Messrs. Michael I.M. MacMillan, Seaton S. McLean, Edward A. Riley and Peter A. Sussman) respective base salaries and were earned in part by achieving and sustaining specified value thresholds in the trading price of the Class B Shares and in part by continuing employment. The target share value threshold was achieved in fiscal 2001 (but not in fiscal 2002 or 2003). The Corporation is in the course of implementing a new long-term incentive plan that will be related to share value enhancement and will be effective as of and from April 1, 2003.

OPTION/STOCK APPRECIATION RIGHTS GRANTS DURING THE
MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/Stock Appreciation Rights Granted to Employees in Financial Year ($)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/Stock Appreciation Rights on the Date of the Grant ($/Security)	Expiration Date

W. Judson Martin	200,000	53.6	13.50	13.50	March 2, 2013

Phyllis N. Yaffe	50,000	13.4	13.24	13.24	March 27, 2013

AGGREGATED OPTION/STOCK APPRECIATION RIGHTS EXERCISES DURING THE
MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL
YEAR-END OPTION/STOCK APPRECIATION RIGHTS VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/Stock Appreciation Rights at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/Stock Appreciation Rights at FY-End(1) ($) Exercisable/ Unexercisable

Michael I.M. MacMillan	Nil	N/A	135,500(2)/Nil	Nil/Nil

W. Judson Martin	Nil	N/A	Nil/200,000	Nil/Nil

Phyllis N. Yaffe	Nil	N/A	84,750/106,250	Nil/Nil

Victor Loewy	Nil	N/A	125,000/75,000	Nil/Nil

Peter A. Sussman	Nil	N/A	135,500(2)/Nil	Nil/Nil

Note:

(1)
The closing price of the Class B Shares on The Toronto Stock Exchange as at March 31, 2003 was $12.28.

(2)
On April 20, 2003, 10,500 options held by each of Messrs. MacMillan and Sussman, expired without being exercised.

INDEBTEDNESS

        The total indebtedness of all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries outstanding as at March 31, 2003 and incurred in connection with a purchase of securities of the Corporation or any of its subsidiaries was $2,280,020 in respect of indebtedness to the Corporation or any of its subsidiaries and was $2,317,147 as at July 28, 2003. The details of the indebtedness is described below.

        Sarbanes (see "The Sarbanes-Oxley Act of 2002") prohibits public companies whose securities are listed on a U.S. securities exchange or NASDAQ ("Nasdaq") such as the Corporation, from making loans or otherwise extending loans or arranging credit to directors and executive officers except in very limited circumstances. Loans or other arrangements that existed on July 30, 2002 may be maintained, but they may not be extended or materially modified. Provision was made for all of the indebtedness described below prior to July 30, 2002 and, in accordance with Sarbanes, will not be extended or renewed beyond its current term.

        The Corporation made a loan to the Chairman and Chief Executive Officer in the amount of $1.5 million. The rate of interest is at the Corporation's marginal cost of borrowing under its senior credit facility and the loan is repayable immediately upon demand by the Corporation. The amount outstanding on the loan as at July 28, 2003 is $1,967,896. The purpose of the loan was to acquire, directly or indirectly, common shares of the Corporation.

        The Corporation made a loan to the CEO, Entertainment Group in the amount of $303,250. The rate of interest is at the Corporation's marginal cost of borrowing under its senior credit facility and the loan is repayable immediately upon demand by the Corporation. The amount outstanding on the loan as at July 28, 2003 is $349,251. The purpose of the loan was to acquire, directly or indirectly, common shares of the Corporation.

        The Corporation also agreed to provide a standby loan facility of up to $750,000 for each of Messrs. MacMillan, McLean, Riley and Sussman in the event they required assistance with the payment of interest on loans made by a Canadian chartered bank to them related to purchases of shares of the Corporation. The facility may be drawn only if required to meet interest obligations, is secured by a second charge over shares of the Corporation owned by each of Messrs. MacMillan, McLean, Riley and Sussman, and may be offset against salary and bonus amounts due to them from time to time. No advances have been made under the facility and it is expected to be terminated as of August 2, 2003.

        In spring, 2002 the Corporation approved the posting of a letter of credit in favour of Canada Customs and Revenue Agency as security for Canadian departure taxes that would be owing in connection with Edward A. Riley's relocation, at the Corporation's request, to the Corporation's Dublin, Ireland office. The posting of the letter of credit allows for the deferral of Mr. Riley's Canadian departure taxes until the assets related to the tax liability are sold or Mr. Riley resumes residency in Canada. The letter of credit was posted in the amount of $1,696,756 on July 17, 2003 and has not been drawn upon. The annual fees to be paid by the Corporation associated with the posting of the letter of credit are expected to be approximately $30,000.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND
SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During Fiscal 2002 ($)	Amount Outstanding as at July 28, 2003 ($)	Financially Assisted Securities Purchases During Fiscal 2003	Security for Indebtedness

Michael I.M. MacMillan Chairman of the Board and Chief Executive Officer	Corporation	1,936,240	1,967,896	Nil	Common shares

Peter A. Sussman CEO, Entertainment Group	Corporation	343,780	349,251	Nil	Common shares

COMPOSITION OF THE GOVERNANCE COMMITTEE

        The following individuals served as the members of the Governance Committee from April 1, 2002 to March 31, 2003:

        Barry J. Reiter (Chair), Pierre DesRoches, Harold P. Gordon and Allen Karp

        None of the current members of the Governance Committee is an officer, employee or former officer or employee of the Corporation or any of its affiliates or is eligible to participate in the Corporation's executive compensation program.

REPORT ON EXECUTIVE COMPENSATION

Philosophy

        The Corporation's Board of Directors and officers are committed to the concept of building value for shareholders. Competing with the best filmed entertainment companies in the world, in particular those in the United States, the Corporation requires the services of highly skilled executives whose services are in great demand in this industry. To ensure that it is able to attract and keep such executives, the Corporation maintains a compensation structure, with incentives, commensurate with industry standards.

        The Corporation's executive compensation program has the following objectives:

  •
  to attract, retain and motivate qualified executives;

  •
  to provide incentives to executives to maximize productivity and enhance enterprise value by aligning the interests of the executives with those of the shareholders;

  •
  to foster teamwork and entrepreneurial spirit;

  •
  to establish a direct link between all elements of compensation and the performance of the Corporation, its subsidiaries and individual performance; and

  •
  to integrate compensation incentives with the development and successful execution of strategic and operating plans.

        The compensation benefits program consists of a base salary, health benefits package, a short-term incentive program consisting of a bonus plan, a long-term incentive program in the form of stock options and the Long-Term Incentive Plan.

        The base salary is designed to be competitive and is adjusted for the realities of the market to meet the objectives of the executive compensation program. Several executive officers of the Corporation have entered into employment contracts with the Corporation.

        The short-term incentive program is designed to recognize the Corporation's consolidated financial performance and individual achievements. The distribution of the bonus to the senior executive officers of the Corporation is based on an assessment of the performance of the executive, his or her division or group, as applicable, and the overall performance of the Corporation.

        The long-term incentive program is designed to reward executives for their contribution to the objectives of the Corporation, in particular, the enhancement of shareholder value. The long-term incentive program takes the form of stock options and share purchases, as set out in the Corporation's Share Compensation Plan, which includes both a Share Option Plan and a Share Purchase Plan. The Corporation also has a Directors' and Officers' Alternate Compensation Plan and a Deferred Share Unit Plan. Stock options are generally issued to executives (other than Messrs. MacMillan, Sussman, McLean and Riley) in accordance with the position and responsibility of the executive. Currently, the Corporation does not have an employee retirement plan in place.

        The Corporation had also implemented a long-term incentive program for Messrs. MacMillan, Sussman, McLean and Riley. See "Long-Term Incentive Plans".

Role of the Corporate Governance and Human Resources Committee

        The Governance Committee is appointed annually by the Board of Directors of the Corporation and is responsible for oversight of matters pertaining to the appointment, compensation, benefits and termination of all senior executives and consultants of the Corporation and its affiliates. In addition, the Governance Committee makes recommendations with respect to the compensation and remuneration of the board of directors of the Corporation and its affiliates. The Governance Committee reviews the recruitment, appointment, retention, training, salary and termination of certain key senior executives and consultants of the Corporation and its affiliates.

        The Governance Committee oversees the Corporation's Share Compensation Plan, Directors' and Officers' Alternate Compensation Plan, the Deferred Share Unit Plan and the Long-Term Incentive Plan program.

Lead Director

        Effective November 22, 2002, the Board of Directors appointed Anthony Griffiths to the newly created position of Lead Director. The Board also approved a specific Lead Director mandate. The Board mandated that the Lead Director must be appointed so long as the Chairman is a member of management. The Lead Director must, at all times, be fully independent of management. The primary responsibilities of the Lead Director include the following: providing leadership to ensure the Board works in an independent, cohesive fashion; participating in setting the agenda for Board meetings; ensuring that the responsibilities of the Board are well understood by both the Board and management and that their respective boundaries are clearly understood and respected; ensuring a process is in place to regularly assess the effectiveness of the Board, its committees and individual directors; ensuring a process is in place to monitor legislation and best practices which relate to the function of the Board; and, ensuring that the Board has the resources it needs to carry out its functions effectively.

Compensation of the Chief Executive Officer

        In fiscal 2003, the Chief Executive Officer was paid a base salary of $650,000, a bonus of $487,500 and a long-term incentive plan payment of $203,125. See "Employment Contracts". The determination of the Chief Executive Officer's remuneration rests on factors which include the objectives set out above, leadership in a competitive national and international industry and peer executive compensation arrangements in the international marketplace and the desire of management to be compensated at the same level and is evaluated by the Governance Committee and approved by the Board of Directors. A comprehensive study by a third party compensation firm was also undertaken in 2000 in order to assist the Governance Committee with its determination. There have been no increases in the Chief Executive Officer's base salary since that time. The Governance Committee is currently finalizing a new study with external consultants and upon its completion, will be implementing a new salary for the Chief Executive Officer effective April 1, 2003.

        Report presented by: Barry J. Reiter (Chair), Pierre DesRoches, Harold P. Gordon and Allen Karp

Performance Graph

        The following graph compares the percentage change in the cumulative total shareholder return on the common shares of the Corporation, the Class A Shares and the Class B Shares during the period from March 31, 1998 to March 31, 2003, with the cumulative total return of the S&P/TSX Composite Total Return Index during such period.

EMPLOYMENT CONTRACTS

        The following summarizes the material terms of the employment contracts which have been entered into by the Corporation with the Named Executive Officers.

        All of the Named Executive Officers have entered into employment contracts with the Corporation which provide for an annual base salary and certain other compensation. The employment contracts further provide that the Named Executive Officers are eligible for participation in bonuses, subject to recommendations reviewed by the Governance Committee and reviewed and approved by the Board of Directors.

Michael I.M. MacMillan

        Michael I.M. MacMillan, the Chairman and Chief Executive Officer of the Corporation, entered into an employment agreement with the Corporation effective September 21, 1998, as amended, which expires on March 31, 2004 and will renew automatically for successive five-year terms no less favourable to him than that of the current agreement and having regard to applicable industry standards unless:

  (a)
  Mr. MacMillan provides written notice of termination to the Corporation at least one year prior to the end of the then-current employment period; or

  (b)
  the Corporation terminates the agreement for cause or disability; or

  (c)
  the Corporation terminates the agreement without cause upon suitable notice.

        "Suitable notice" means with 36 months' notice upon a change of control of the Corporation or within one year thereafter, or with 24 months' notice in all other cases.

        The Corporation also had a Long-Term Incentive Plan that Mr. MacMillan participated in. The Long-Term Incentive Plan was developed by the Governance Committee in consultation with an external compensation consulting firm. As Mr. MacMillan already holds a significant equity interest in the Corporation, the Long-Term Incentive Plan provided for monetary payments if certain goals were met. This plan expired on April 1, 2003. The Long-Term Incentive Plan tied Mr. MacMillan's interests with those of shareholders. The long-term incentive value for Mr. MacMillan was based on a percentage of his base salary, and was tied to corporate performance as measured by increased trading prices for the Class B Shares measured in dollars. The Long-Term Incentive Plan payment was payable in Canadian dollars. If a particular year's target share price was not met, the comparable payment in respect of the next ensuing year was reduced. The Corporation is in the course of implementing a new long-term incentive plan that will be related to share value enhancement, and will be effective, as of and from April 1, 2003.

W. Judson Martin

        W. Judson Martin entered into an employment agreement with the Corporation on March 3, 2003 for a five-year term expiring on March 2, 2008. This agreement will renew automatically for successive five-year terms on terms no less favourable to Mr. Martin than those of the current agreement and having regard to applicable industry standards unless:

  (a)
  Mr. Martin provides the Corporation with three months notice of termination; or

  (b)
  Mr. Martin provides notice of termination to the Corporation upon or within six months of a change of control upon which he would be entitled to the notice payments due in (d) below; or

  (c)
  the Corporation terminates the agreement for cause or disability; or

  (d)
  the Corporation terminates the agreement without cause on suitable notice.

        "Suitable notice" means with 36 months' notice upon a change of control of the Corporation or within one year thereafter, or with 24 months' notice in all other cases.

        As CFO, Mr. Martin has overall responsibility for the financial affairs of the Corporation worldwide, as well as corporate development, investor relations and works closely with the Chairman and CEO and the Board of

Directors regarding the strategic direction of the Corporation. Mr. Martin is paid an annual salary of $450,000 and is eligible for an annual bonus at the discretion of the Board of Directors.

Phyllis Yaffe

        Phyllis Yaffe entered into an employment agreement with the Corporation's predecessor in November 1996, which was subsequently reviewed and amended, most recently in August 1999. The agreement is for an indefinite term unless:

  (a)
  the Corporation terminates the agreement for cause or disability; or

  (b)
  the Corporation terminates the agreement without cause on suitable notice.

        "Suitable notice" means 18 months notice plus 1.5 months notice for each year of service under the agreement subsequent to April 1, 1999 upon change of control, or 12 months notice plus 1 month notice for each year of service under the agreement subsequent to April 1, 1999 in all other cases; but in any event such notice will not exceed 30 months.

        As CEO of the Broadcast Group, Ms. Yaffe has responsibility for the development and management of all of the Corporation's specialty network assets and activities at an annual salary of $450,000. In addition, Ms. Yaffe is eligible for an annual incentive bonus equal to 50% of base salary as well as additional amounts at the discretion of the Board.

Victor Loewy

        Victor Loewy entered into an employment agreement with the Corporation on September 21, 2001 for a three-year term expiring on September 20, 2004. This agreement may be terminated by:

  (a)
  Mr. Loewy upon notice to the Corporation; or

  (b)
  the Corporation for cause or disability; or

  (c)
  the Corporation without cause upon payment to Mr. Loewy of an amount equal to the aggregate of compensation for the unexpired balance of the term plus 12 months compensation.

        As CEO of the Motion Picture Distribution Group, Mr. Loewy has responsibility for all of the Corporation's motion picture acquisition, distribution and marketing activities worldwide at an annual salary of $600,000. In addition, Mr. Loewy is eligible for an annual bonus equal to the greater of a profit participation percentage and $600,000.

Peter A. Sussman

        Peter A. Sussman, the Chief Executive Officer of the Entertainment Group of the Corporation, entered into an employment agreement with the Corporation effective September 21, 1998, as amended, which expires on March 31, 2004 and will renew automatically for successive five-year terms no less favourable to him than that of the current agreement and having regard to applicable industry standards unless:

  (a)
  Mr. Sussman provides written notice of termination to the Corporation at least one year prior to the end of the then-current employment period; or

  (b)
  the Corporation terminates the agreement for cause or disability; or

  (c)
  the Corporation terminates the agreement without cause upon suitable notice.

        "Suitable notice" means with 36 months' notice upon a change of control of the Corporation or within one year thereafter, or with 24 months' notice in all other cases.

        As CEO of the Entertainment Group, Mr. Sussman has responsibility for all of the Corporation's production, acquisition, distribution and marketing of television programming and motion pictures worldwide at an annual salary of US$500,000. In addition, Mr. Sussman participated in the Long-Term Incentive Plan and is eligible for an annual incentive bonus equal to 50% of base salary as well as additional amounts at the discretion of the Board.

COMPENSATION OF DIRECTORS

        Directors of the Corporation who are not officers of the Corporation or any of its affiliates are currently entitled to receive from the Corporation an annual fee of $22,500. The Lead Director receives an additional annual fee of $22,500. The Chair of the Audit Committee receives an annual fee of $15,000, the Chair of the Governance Committee receives an annual fee of $10,000 and other committee members receive annual fees of $5,000. In addition, Directors receive a meeting fee of $1,000 for each Board or committee meeting attended. In fiscal 2003, Directors were entitled to receive an annual fee of $22,500; Chairs of the committees of the Board received $10,000 and members of committees received $5,000 per year.

        The Corporation also has a Directors' and Officers' Alternate Compensation Plan, which allows the Corporation to meet its payment obligations to its directors for directors' fees and to pay certain performance bonus obligations to its employees, including the Named Executive Officers, through the issuance of Class B Shares.

        The Corporation has a Deferred Share Unit Plan, which enables directors and officers to defer receipt of their compensation (which may be cash or shares) until their term expires or they resign. In the fiscal year ended March 31, 2003, all of the Corporation's directors elected to accept all or a significant portion of their directors fees pursuant to the Deferred Share Unit Plan and to defer receipt of their compensation until such time as their term expires or they resign, thereby aligning the interests of the directors with those of the shareholders.

        Since 1995, Mr. Gordon has been party to a financial services retainer and consulting agreement with the Corporation pursuant to which Mr. Gordon is currently paid a quarterly fee of US$14,000. The current term of this agreement extends to April, 2004.

THE SARBANES-OXLEY ACT OF 2002

        On July 30, 2002, the United States enacted the Sarbanes-Oxley Act of 2002 ("Sarbanes"). Sarbanes introduced sweeping reforms for publicly-held companies listed on U.S. stock exchanges, auditors, board members and lawyers and has direct application to the Corporation. Sarbanes requires increased financial and other types of disclosure, and enhanced corporate governance practices while imposing new levels of potential civil and criminal liability on senior officers of subject companies. Included among the reforms affecting the Corporation are two types of certifications required to accompany the filing of the Corporation's annual report from each of the Chief Executive Officer and Chief Financial Officer, the prohibition of loans to corporate officers and additional audit committee requirements. The audit committee requirements include enhanced independence criteria for audit committee members, pre-approval of permissible non-audit services to be performed by the Corporation's auditors, the establishment of procedures for the anonymous submission of complaints regarding the Corporation's accounting practices and responsibility for the oversight of the Corporation's external auditors. The Corporation has ensured and will continue to ensure that its practices are in accordance with Sarbanes as the various provisions of the Act become effective. In many instances, the Corporation has already enhanced its governance and disclosure practices to align with those required by Sarbanes well ahead of the relevant implementation dates.

CORPORATE GOVERNANCE PROCEDURES

        The Board of Directors of the Corporation believes that sound corporate governance practices are essential to the effective, efficient and prudent operation of the Corporation and to the enhancement of shareholder value. The Board of Directors fulfils its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of agenda items may be changed depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces. The directors are kept informed of the Corporation's operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

        Over the past two years, the Corporation has made a number of important changes to its corporate governance. The Corporation has:

  •
  Reduced the number of Board members from 20 to 10;

  •
  Reduced the number of management appointees on the Board from 6 to 1 (Chairman & CEO);

  •
  Appointed a Lead Director, charged with ensuring the Board's independence and adopted a written Lead Director mandate;

  •
  Implemented a comprehensive Director performance review that is conducted on an annual basis;

  •
  Amended its accounting policy to expense all stock options over the vesting period of the options;

  •
  Amended the terms of the Share Option Plan so that the total options outstanding at any time cannot exceed 9.9% of the issued and outstanding shares of the Corporation;

  •
  Instituted a separate stock option plan exclusively for non-employee Directors;

  •
  Established an equity ownership policy for the Directors that requires that they acquire shares or share equivalents with a cost equal to three times their annual Director retainer within three years of joining the Board;

  •
  Adopted new terms of reference for the Board and each of the Committees of the Board of Directors in response to legislative and regulatory changes;

  •
  Created a Disclosure Committee; and

  •
  Implemented a Code of Business Conduct and Ethics Policy and Whistleblower Policy.

        As part of its ongoing practices:

  •
  The Board of Directors meets without management present as a matter of routine at each Board meeting.

  •
  The Board discusses business risks as part of the agenda for every meeting.

  •
  All committees of the Board are entirely comprised of non-management directors (with the exception of the Executive Committee, which is led by the Corporation's Chairman and CEO).

  •
  Nine out of ten members of the Board are "unrelated" (according to TSX Guidelines) or "independent" (according to the proposed Nasdaq rules).

        Ensuring the independent functioning of the Board is of particular importance in achieving sound corporate governance practices. Pursuant to the TSX Guidelines, an "unrelated director" is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of the Corporation, other than an interest arising from shareholding.

        The proposed Nasdaq definition of "independence" excludes anyone: who has been employed by (or whose family member was employed by) the Corporation or parent or subsidiary for the past three years, who has received more than US$60,000 per year in non-Board related payments in the past three years; who is a partner, executive officer or controlling shareholder of a business that makes payments to or receives payments from the Corporation which exceed 5% of the recipient's gross revenue or US$200,000, whichever is greater; who has been employed as an executive officer of an entity where any of the executive officers of the Corporation have served on the entity's compensation committee within the past three years; or who is a former partner or employee of an audit firm which worked on the Corporation's audit within the past three years.

        In considering their qualifications as "unrelated" or "independent" directors, the Board has taken into account relationships certain of the directors have or have had with the Corporation. Mr. Karp is Chairman of Cineplex Odeon Corporation and Mr. Jacob is Chief Executive Officer of Galaxy Cinemas, both of which are principal exhibitors of the Corporation's theatrical releases in Canada. Mr. Jacob has been a consultant to the Corporation, however, as of the date of the Meeting, Mr. Jacob will not have performed any consulting services for the Corporation for more than three years. Mr. Kassie is Chief Executive Officer of CIBC World Markets, which has provided investment-banking services in the past to the Corporation and he is Vice Chairman of CIBC which is a lender to the Corporation. The Corporation is a party to a consulting agreement with Mr. Gordon. Mr. Reiter is a partner in a law firm which provides advice to the Corporation although Mr Reiter is not personally involved in providing legal advice to the Corporation. While business relationships do exist among the Corporation and certain of its directors, the Board does not believe that the relationship of any of these individuals with the Corporation could reasonably be perceived to materially interfere with that director's ability to act in the best interest of the Corporation and in none of these relationships do the payments exceed the applicable thresholds set out in the Nasdaq definition of "independence". Accordingly, the Board has determined that all of the directors other than Michael I.M. MacMillan are unrelated directors under the TSX Guidelines and independent directors under the proposed Nasdaq rules.

        There are two areas in which the Board of Directors has made a deliberate decision to adopt an approach that the Board considers to be appropriate for the Corporation and which meet regulatory and operating requirements, but that some observers consider not to be corporate governance best practices.

  •
  The Corporation has two classes of shares — one class of voting shares and one class of non-voting shares. As a condition of its broadcast licences and in order to remain eligible for certain industry incentives, the Corporation is required to remain Canadian controlled. By maintaining a class of voting shares that are controlled by Canadians, the Corporation is able to fulfill these requirements while still allowing non-Canadians to participate in the Corporation through ownership of the non-voting shares.

  •
  Mr. MacMillan, a founder of the Corporation, holds the combined roles of Chairman and Chief Executive Officer. The Board considers this combined role (which is common in the industry in which the Corporation participates) to be appropriate for a company of the Corporation's size and history. The Board has appointed a Lead Director who is charged with ensuring the Board's independence.

        The Board of Directors, through the Governance Committee, monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. Several regulatory corporate governance and disclosure initiatives were introduced during the Corporation's 2003 fiscal year, including amendments to the TSX corporate governance disclosure guidelines, proposed amendments to the Nasdaq listing requirements, the Sarbanes rules, and most recently, the proposed rules published for comment by the Ontario Securities Commission in conjunction with most of the other Canadian securities regulators (the "Proposed OSC Rules"). The Proposed OSC Rules mirror many of the Sarbanes requirements such as Chief Executive Officer and Chief Financial Officer certifications and the requirements regarding the role and composition of the audit committee. It is anticipated that the Corporation's compliance with Sarbanes will meet the requirements under the currently proposed Proposed OSC Rules.

        In the chart below, the Corporation's corporate governance procedures are outlined, highlighting our compliance with the TSX corporate governance disclosure guidelines, including the proposed amendments published in April 2002 arising from the final report of the Joint Committee on Corporate Governance (the "TSX Guidelines"). Where applicable, the related Sarbanes rules and proposed Nasdaq rules are also highlighted. This schedule has been prepared under the direction of the Governance Committee and approved by the Board.

TSX Guidelines (Sarbanes Rules/Nasdaq Proposals)		Compliance	Alliance Atlantis Communications Inc.

1.	The Board should explicitly assume responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	X	The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interest of the Corporation, pursuant to the powers granted by, and the obligations imposed under, the Canada Business Corporations Act, the articles and by-laws of the Corporation and the common law.
At present, in addition to those matters which must, by law, be approved by the Board, management seeks Board (or appropriate committee) approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Corporation. The Board has established formal policies specifying when a corporate decision requires Board approval. As a matter of practice, all significant decisions affecting the Corporation and its subsidiaries are approved by the Board of Directors (or the appropriate committee) prior to their implementation.

The Executive Committee, appointed by the Board, acts during intervals between Board meetings and acts, subject to restraints imposed by relevant legislation, the Corporation's articles and by-laws and the common law, as a surrogate for the full Board in cases in which specific instructions have not been provided by the Board.
(a)	adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;	X	The Board approves and oversees the development and implementation of the Corporation's strategies. Although the preparation of the Corporation's five-year strategic plan is a management initiative, the Executive Committee and the Board of Directors participate annually in the process by reviewing and approving the strategic plan proposed and developed by management. Throughout the year, directors also receive regular strategic updates at each Board meeting.
(b)	the identification of the principal risks of the Corporation's business and ensuring implementation of appropriate systems to manage these risks;	X	Senior management reports to the Board of Directors on the principal risks faced by the Corporation and the steps implemented by it to manage these risks. The Audit Committee reviews, reports and provides recommendations to the Board on the adequacy of the Corporation's processes for identifying and managing its principal risks. The Board considers the principal risks of the Corporation's business, in its deliberations, and works with management to implement appropriate systems to manage these risks. The Board has instituted a practice of considering the risks of the business as a standard agenda item at each meeting.
(c)	succession planning, including appointing training and monitoring senior management;	X	The Corporate Governance and Human Resources Committee (the "Governance Committee") reviews and reports to the Board on succession planning, senior management appointments and the development and performance of management.

(d)	a communication policy for the Corporation; and	X	The Corporate Communications Group and the Senior Executive Vice President and Chief Financial Officer of the Corporation periodically report to the Board on strategic communications initiatives and communications with shareholders, employees, financial analysts, regulatory authorities and the media. The communications plan assigns responsibility to the members of a Disclosure Committee for reviewing and providing advice to the Chief Executive Officer and Chief Financial Officer with respect to disclosure controls and procedures relating to the disclosure requirements of applicable securities laws and stock exchange listing standards. Members of the Disclosure Committee include the principal accounting officer, the chief risk management officer, the chief investor relations officer and such other employees as the Board deems appropriate. The purpose of the Disclosure Committee is to ensure that the Corporation has adequate procedures and controls in place to ensure timely disclosure of material information and compliance with disclosure obligations.
Alliance Atlantis communicates regularly with shareholders through press releases, as well as annual and quarterly reports. A significant portion of the Corporation's communications with its shareholders is reviewed by the Board prior to its distribution to shareholders. Investor and shareholder concerns are addressed on an on-going basis under the supervision of the Senior Executive Vice President and Chief Financial Officer and through the Corporation's website at http://www.allianceatlantis.com. Quarterly earnings conference calls are accessible on the Internet and/or via telephone live and on a recorded basis. As well, the terms of references for the various committees of the Board are posted on the Corporation's website.
(e)	the integrity of the Corporation's internal control and management information systems.	X	The Board requires that management implement and maintain adequate and effective internal control processes. The Board, through the Audit Committee, regularly assesses the integrity, adequacy and effectiveness of the internal controls and management information systems at meetings held with the external auditors, the Senior Executive Vice President and Chief Financial Officer and other members of senior management. In addition, the auditors are present at all meetings of the Audit Committee and the Audit Committee has the ability to meet privately (or with management present, as determined by the Audit Committee), with the auditors to review their recommendations.

	Sarbanes requires annual certifications by the Corporation's Chief Executive Officer and its Chief Financial Officer stating that they have disclosed to the external auditors and to the Audit Committee any significant deficiencies and material weaknesses in the design or operation of the Corporation's internal control over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information.		The Corporation's Chief Executive Officer and its Chief Financial Officer have signed the requisite certifications related to this provision.

2.	The Board should be constituted with a majority of individuals who qualify as unrelated directors.	X	The Governance Committee periodically reviews the independence of Directors to determine which are unrelated and to review the appropriateness of the actions of any that are not. The Board of Directors, as currently constituted, is composed of ten directors, nine of whom are unrelated within the meaning of the TSX Guidelines.

3.	The application of the definition of "unrelated director" is the responsibility of the Board. The Board will be required to disclose on an annual basis whether it has a majority of unrelated directors. Management directors are related directors. The Board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.	X	Based on information provided by directors as to their individual circumstances, the Board has determined that only one of the ten persons proposed for election to the Board is "related" and that is Mr. MacMillan, the Chairman and Chief Executive Officer.
	Under the proposed Nasdaq rules there is a requirement for a majority of "independent" directors on the Board.		In applying the proposed Nasdaq definition of independence, (see "Corporate Governance Procedures") the Board has determined that only one of the ten directors is not independent, namely, Mr. MacMillan, the Chairman and Chief Executive Officer.

4.	The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the Board and for assessing directors on an ongoing basis.	X	The Governance Committee, composed exclusively of outside directors, all of whom are independent and "unrelated" to the Corporation, is responsible for identifying the characteristics required in new Board members, identifying individuals who possess these characteristics and nominating those individuals for Board service.

Similarly, the proposed Nasdaq rules require that all director nominations be determined by an independent nomination committee or a majority of the independent directors.

5.	The Board should implement a process to be carried out by the appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	X	The Lead Director, with assistance from the Governance Committee, is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The annual assessment considers the operation of the Board and its committees, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, effectiveness of the Chairman in managing Board meetings, effectiveness of the Lead Director, attendance at Board meetings and committee meetings and strategic planning.

6.	The Board should provide an orientation and education program for new recruits to the Board.	X	The Board has an informal orientation and education program in place for new directors which the Board feels is adequate having regard to the current makeup of the Board. All of the Board members, with a few exceptions, have significant experience as directors of other public companies and Mr. MacMillan has over 25 years experience as a principal in the industry, all of which has been with the Corporation and its predecessor company.
In addition to informal discussions with senior management with respect to the business and operations of the Corporation, a new director receives a Board Manual containing a record of historical public information of the Corporation, together with the terms of reference of the Board and key committees and other relevant corporate and business information. Senior management makes presentations periodically to the Board on the main areas of the Corporation's business, and arrangements are made from time to time for the Board to view the Corporation's various facilities.

7.	The Board should examine its size and undertake, where appropriate, a program to establish a Board size which facilitates effective decision-making.	X	In fiscal 2000 and 2001, the Board size was large when compared with similar corporations, to accommodate the complexities involved as a result of the business combination of Alliance and Atlantis and the experience of the directors of each of those formerly separate entities. Prior to fiscal 2002, the Governance Committee undertook a comprehensive review of both the size and composition of the Board. The Governance Committee considered the board size with a view to the impact of size upon its effectiveness and concluded that the number of directors overall, and in particular, the number of "related directors" should be reduced. The Board determined that the Board should be reduced in size from 20 members to its current 10 members which reduction took effect in fiscal 2002. The Board is of the view that, as presently constituted, it brings together a mix of skills, backgrounds, ages and attitudes that the Board considers appropriate to the stewardship of the Corporation. The ongoing review of this issue is part of the responsibility of the Governance Committee and is undertaken annually.

8.	The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	X	The Governance Committee annually reviews the compensation paid to directors to ensure that it is competitive, aligns the interests of directors with those of shareholders and is consistent with the responsibilities and risk involved in being an effective director. The Board has equity ownership guidelines for directors which further align the interests of the directors with those of shareholders.
	The proposed Nasdaq rules require that Chief Executive Officer and other officer compensation must be determined by either an independent compensation committee or a majority of independent directors (meeting in executive session, in the case of CEO compensation).		The Governance Committee which is made up entirely of independent directors, determines CEO and other senior officer compensation.
9.	Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.	X	All Board committees are composed solely of outside directors who are "unrelated" and independent, except for the Executive Committee, which is chaired by the Chairman and Chief Executive Officer of the Corporation.

10.
	The Board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Corporation's approach to governance issues. This committee, would, among other things, be responsible for the Corporation's response to these governance guidelines.	X
The Governance Committee is responsible for the Corporation's response to the TSX Guidelines and for monitoring and assessing the corporate governance system in place in the Corporation. Specifically, the terms of reference for the Governance Committee stipulates that, among other things, the committee will:

(a)    monitor developments in the area of corporate governance and board practices and make recommendations to the Board;

(b)    develop and enforce policy in the area of corporate governance and the practices of the Board and make recommendations regarding the roles and responsibilities of directors; and

(c) monitor compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

11.	The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.	X	Position descriptions have been developed for the Board, the Lead Director and the Chief Executive Officer. The Governance Committee reviews and approves corporate objectives which the Chief Executive Officer is responsible for meeting. The Lead Director, with assistance from the Governance Committee also conducts the annual assessment of the Chief Executive Officer's performance against these objectives. The results of the assessment are reported to the Board.
The Board's relationship with management is an open and productive one. Management uses its Board effectively and frequently seeks the advice of its outside Board members with respect to various aspects of its business. The resources available to the Corporation by virtue of the skill sets represented on the Board have enabled management to obtain relevant feedback on a broad variety of matters. The Board has put in place clearly articulated delegations of authority which specifically define the limits of management's authority. The Board expects the Corporation's management to:

(a) review, on an ongoing basis, the Corporation's strategies and their implementation in all key areas of the Corporation's activities, in light of evolving and changing market conditions and government regulations;
(b) conduct a comprehensive annual budgeting process and monitor the Corporation's financial performance against the annual budget approved by the Board;
(c) take the initiative in identifying opportunities and risks affecting the Corporation's business and finding means of dealing with these opportunities and risks for the benefit of the Corporation; and
(d) report in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally and on specific matters that it considers of significant material consequence to the Corporation and its shareholders.

12.

	The Board should implement structures and procedures which ensure that the Board can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure the Board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the "lead director". The chair or lead director should ensure that the Board carries out its responsibilities effectively which will involve the Board meeting on a regular basis without management present and may involve assigning the responsibility for administering the Board's relationship to management to a committee of the Board.	X

The Board has determined that it is prudent to appoint a Lead Director to further facilitate the Board's independence from management. As such, the Board appointed Anthony F. Griffiths as Lead Director in November, 2002. The Lead Director is elected by the entire Board and must be fully independent of management.
The Lead Director chairs a session at every Board meeting at which only non-management directors are present. The Lead director is entitled to receive all materials and attend all meetings of the Board's committees. The Lead Director also chairs Board meetings when the Chairman is not in attendance.
The Lead Director's primary responsibilities include:
(a)    ensuring that the responsibilities of the Board are well understood by both the Board and management and the boundaries between the Board and management are clearly understood and respected;
(b)    providing leadership to ensure the Board works in an independent and cohesive fashion;
(c)    ensuring a process is in place to regularly assess the effectiveness of the Board, its committees and individual directors; and
(d) ensuring a process is in place to monitor legislation and best practices which relate to the responsibilities of the Board.

13.
	The Audit Committee should be composed only of unrelated directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. The Board shall determine the definition of criteria for "financial literacy" and "accounting or related financial expertise". The Board should adopt a charter for the Audit Committee which sets out the roles and responsibilities of the Audit Committee which should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.	X
The Audit Committee is composed solely of outside directors who are "unrelated". All members of the Audit Committee must be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement. The Audit Committee has established a definition for "Audit Committee Financial Expert" (which is the same as the definition the SEC has developed under Sarbanes) and has determined that at least one member of the Audit Committee is an Audit Committee Financial Expert. The roles and responsibilities of the Audit Committee are set out in the Audit Committee Terms of Reference. The Audit Committee meets separately with the external auditors and management to discuss any financial, accounting or reporting concerns as appropriate.
The Audit Committee requires management to design, implement and maintain an adequate and effective system of internal control over which the Committee oversees.
The Audit Committee Terms of Reference, which sets out explicitly the roles and responsibilities of the Audit Committee, is reviewed annually by the Board.

Sarbanes requires that the audit committee be comprised solely of independent directors. The Sarbanes definition of independence prohibits an audit committee member from accepting, directly or indirectly (including to the director's family members or to a legal, investment banking or financial services entity at which the director holds a senior position), any consulting, advisory or other compensatory fee (other than for board service). In addition, the audit committee member may not be an "affiliate"(1) of the Corporation.	As of the date of the 2003 annual meeting of shareholders, each director on the Corporation's Audit Committee is independent under the heightened independence definitions for audit committee members under Sarbanes and the proposed Nasdaq rules.
The proposed Nasdaq rules regarding independence of the audit committee, incorporate the Nasdaq definition of independence (as described in "Corporate Governance Procedures"), the Sarbanes definition described above, and require that a director not own or control more than 20% of the Corporation's voting securities, or such lower percentage as the SEC shall establish in rulemaking under Sarbanes.
The rules under Sarbanes further provide that a company's external auditors are prohibited from providing certain non-audit services contemporaneously with an audit. Permitted non-audit services must be pre-approved by the audit committee.	The new rule became effective May 6, 2003, and accordingly, the Terms of Reference of the Corporation's Audit Committee provides that the Audit Committee has the sole authority to pre-approve all non-audit services which are not expressly forbidden by legislation. Prior to the Audit Committee approving such a service, it will consider, amongst other things, the scope of the activity and ensure that the service is, in its determination, not prohibited.

14.	The Board should implement a system which enables an individual director to engage an outside advisor at the expense of the company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	X	Committees of the Board may engage independent advisors, with the approval of the chair of the relevant committee, to assist them in their work.
Individual directors may, with the approval of the Lead Director, engage outside advisors at the expense of the Corporation.
Sarbanes requires that the audit committee have the authority to engage independent counsel and other advisors to carry out its duties.

(1)
An "affiliate" is defined as a person that directly or indirectly, through one or more intermediaries, controls(2), is controlled by or is under common control with the Corporation.

(2)
"Controls" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. A person is deemed not to control the Corporation if the person is not an executive officer or a shareholder of more than 10% of any class of voting securities.

Expectations from Management

        The Board's relationship with management is an open and productive one. Management uses its Board effectively and frequently seeks the advice of its outside Board members with respect to various aspects of its business. The resources available to the Corporation by virtue of the skill sets represented on the Board have enabled management to obtain relevant feedback on a broad variety of matters and, as a result, management input and direction prior to formulating its recommendations. In addition to being responsive to requests for advice, the Board has also, on occasion, taken the initiative to introduce potential opportunities for consideration by management.

        The Board expects the Corporation's management to:

  (a)
  review, on an ongoing basis, the Corporation's strategies and their implementation in all key areas of the Corporation's activities, in light of evolving and changing market conditions and government regulations;

  (b)
  conduct a comprehensive annual budgeting process and monitor the Corporation's financial performance against the annual budget approved by the Board;

  (c)
  take the initiative in identifying opportunities and risks affecting the Corporation's business and finding means of dealing with these opportunities and risks for the benefit of the Corporation; and

  (d)
  report in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally and on any specific matters that it considers of significant material consequence to the Corporation and its shareholders.

        The Board is confident that the Corporation's management is responsive to these expectations.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation has purchased liability insurance for the directors and officers of the Corporation. The aggregate premium for such insurance for the one year period from July 1, 2003 to July 1, 2004 is US$813,000, no part of which is payable by the directors or officers of the Corporation. The annual insurance coverage under the policies is limited to US$75,000,000 per policy year. There is a US$5,000,000 deductible provision for U.S. securities claims and a US$1,000,000 deductible provision for all other claims made by the Corporation, but no such provision for claims made by any director or officer.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

        To the knowledge of the Corporation, other than as disclosed elsewhere in this Circular, no director or officer of the Corporation, any subsidiary or any insider, any nominee director, any shareholder owning more than ten percent of the voting shares of the Corporation, or any associate or affiliate of any of the foregoing has had any interest in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

        The CBCA permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2004 is May 15, 2004.

DIRECTORS' APPROVAL

        The contents of this Circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

By Order of the Board of Directors

PAUL LABERGE Senior Vice President, Corporate Development, General Counsel and Corporate Secretary
Toronto, Ontario July 28, 2003

QuickLinks

ALLIANCE ATLANTIS COMMUNICATIONS INC. ANNUAL MEETING OF SHAREHOLDERS SEPTEMBER 24, 2003 MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES
VOTING OF PROXIES
VOTING SHARES
AUTHORIZED CAPITAL
DESCRIPTION OF THE CORPORATION'S SHARE CAPITAL
COMPENSATION PLANS
PRINCIPAL HOLDERS OF VOTING SECURITIES
ELECTION OF DIRECTORS
APPOINTMENT OF AUDITORS
INFORMATION REGARDING THE CORPORATION
SUMMARY COMPENSATION TABLE
LONG-TERM INCENTIVE PLANS
OPTION/STOCK APPRECIATION RIGHTS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
AGGREGATED OPTION/STOCK APPRECIATION RIGHTS EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/STOCK APPRECIATION RIGHTS VALUES
INDEBTEDNESS
TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS
COMPOSITION OF THE GOVERNANCE COMMITTEE
REPORT ON EXECUTIVE COMPENSATION
EMPLOYMENT CONTRACTS
COMPENSATION OF DIRECTORS
THE SARBANES-OXLEY ACT OF 2002
CORPORATE GOVERNANCE PROCEDURES
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING
DIRECTORS' APPROVAL